Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations


06010032

Date	December 8, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**


SUPPL

Dear Sirs,

Please find enclosed the following press release, dated December 8, 2005:

- **EUROPEAN COMMISSION CONCLUDES INVESTIGATION OF VNU**

With kind regards,
VNU bv
p/a

Maarten Schikker

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747



ADR file nr 82-2876

Press release

Date December 8, 2005

EUROPEAN COMMISSION CONCLUDES INVESTIGATION OF VNU

Haarlem, the Netherlands – VNU, a leading global information and media company, announced today that the European Commission has closed its investigation into the contracting and pricing practices of VNU subsidiary ACNielsen.

An ACNielsen competitor, Information Resources, Inc. (IRI), had complained to the Commission, triggering the investigation last March.

After review of IRI's complaint and conducting its own inquiry, the Commission terminated its investigation, having found no evidence of any wrongdoing.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com